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                                                      Filed by Cytyc Corporation
               pursuant to Rule 425 under the Securities Act of 1933, as amended
                                             Subject Company: Digene Corporation
                                                              File No. 333-83585

                        Contact: Robert Bowen, Chief Financial Officer Anne Rivers, Investor Relations
                        Jeff Keene, Healthcare Media
                        Cytyc Corporation: 978-266-3010
                        www.cytyc.com

                        Robert P. Jones/Theresa Vogt
                        Media: Greg Tiberend/Dan Budwick
                        Morgen-Walke Associates: 212-850-5600



FOR IMMEDIATE RELEASE
---------------------

                   CYTYC ANNOUNCES EXTENSION OF EXCHANGE OFFER

Boxborough, MA, April 25, 2002 - Cytyc Corporation (Nasdaq:CYTC) today announced the extension of its offer to purchase for cash and stock all of the outstanding shares of common stock of Digene Corporation (Nasdaq:DIGE) to 12:00 midnight, New York City time, on Thursday, May 9, 2002, unless further extended. Prior to the extension, the exchange offer had been scheduled to expire on April 25, 2002. Except as modified by this extension, the terms and conditions of the exchange offer remain in effect and unmodified.

As previously announced, Cytyc and Digene have each received a formal request for additional information and documentary material from the U.S. Federal Trade Commission with respect to Cytyc's proposed acquisition of Digene. The request for additional information was issued under the notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"). The companies are responding expeditiously to such request.

Under the terms of the definitive merger agreement between the parties, Cytyc can extend the offer period for one or more successive extension periods not in excess of 10 business days each if, at the scheduled expiration date of the offer or any extension thereof, any of the conditions of the offer have not been satisfied or waived. Expiration or termination of the applicable waiting period under the HSR Act is a condition of the offer.

Cytyc has been advised that, as of the close of business on April 24, 2002, approximately 11 million shares of Digene common stock, representing approximately 61% of the total outstanding shares of Digene, had been tendered and not withdrawn pursuant to the offer.

Cytyc Corporation develops, manufactures and markets products for medical diagnostic applications primarily focused on women's health. The ThinPrep(R) System consists of the ThinPrep(R) 2000 Processor, ThinPrep(R) 3000 Processor, and related reagents, filters, and other supplies. Cytyc is traded on The Nasdaq Stock Market under the symbol "CYTC" and is a part of the S&P Midcap 400 Index and The Nasdaq-100 Index.

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Digene Corporation develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. Digene has developed and is commercializing its patented Hybrid Capture(R) products in three areas: women's cancers and infectious diseases, blood viruses, genomics and pharmaceutical research. Digene is traded on The Nasdaq Stock Market under the symbol "DIGE."

Cytyc(R) and ThinPrep(R) are registered trademarks of Cytyc Corporation. Digene(R) and Hybrid Capture(R) are registered trademarks of Digene Corporation.

Forward-looking statements in this press release are made pursuant to the provisions of Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that statements in this press release which are not strictly historical statements, including, without limitation, statements regarding Cytyc's planned acquisition of Digene, as well as statements regarding Cytyc company strategy, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, risks associated with obtaining regulatory approvals necessary to effect the proposed transaction, market and other risks associated with delays in obtaining such regulatory approvals, dependence on key personnel and proprietary technology, management of growth, risks associated with the consummation and integration of the Digene acquisition, uncertainty of product development efforts, risks associated with the FDA regulatory approval processes and any healthcare reimbursement policies, risks associated with competition and competitive pricing pressures, and other risks detailed in filings by Cytyc with the Securities and Exchange Commission, including under the heading "Certain Factors Which May Affect Future Results" in Cytyc's 2001 Form 10-K filed with the Commission. Cytyc cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Cytyc disclaims any obligation to publicly update or revise any such statements to reflect any change in their expectations or events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc has filed a Registration Statement on Form S-4 and Schedule TO, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Cytyc and Digene have commenced the exchange offer and have mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to the stockholders of Digene. These documents contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents can also be obtained from the Information Agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (888) 750-5834, or from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, 978-263-8000, or Digene by directing a request to

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Digene Corporation, 1201 Clopper Road, Gaithersburg, MD 20878, 301-944-7000. In
addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

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